Exhibit 12

H.B. FULLER COMPANY

Computations of Ratios of Earnings to Fixed Charges and

Ratios of Earnings to Fixed Charges and Preferred Stock Dividends

(Thousands of Dollars)

	Nine Months Ended September 2, 2006	Fiscal Year
		2005	2004	2003	2002	2001
Ratio of Earnings to Fixed Charges:
Earnings:
Income before income taxes, minority interests, equity investments and accounting change	$78,036	$82,401	$48,298	$50,808	$40,312	$61,302
Add:
Interest expense	12,929	13,191	14,650	15,500	18,389	22,379
Interest portion of rental expense	847	1,364	1,361	1,412	1,702	1,326
Distributed earnings of 20-50% owned companies	845	522	365	469	—	1,240

Total Earnings Available for Fixed Charges	$92,657	$97,478	$64,674	$68,189	$60,403	$86,247

Fixed charges:
Interest on debt	$12,770	$12,674	$14,490	$14,683	$17,559	$21,678
Interest portion of rental expense	847	1,364	1,361	1,412	1,702	1,326

Total fixed charges	$13,617	$14,038	$15,851	$16,095	$19,261	$23,004

Ratio of earnings to fixed charges	6.8	6.9	4.1	4.2	3.1	3.7

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:
Total fixed charges, as above	$13,617	$14,038	$15,851	$16,095	$19,261	$23,004
Dividends on preferred stock (pre-tax basis)	—	—	—	—	11	23

Total fixed charges and preferred stock dividends	$13,617	$14,038	$15,851	$16,095	$19,272	$23,027

Earnings available for fixed charges and preferred stock dividends	$92,657	$97,478	$64,674	$68,189	$60,403	$86,247

Ratio of earnings to fixed charges and preferred stock dividends	6.8	6.9	4.1	4.2	3.1	3.7